Bella Trading Company, Inc.
2119 Arapahoe Street
Golden, Colorado 80401

May 30, 2007

Via Edgar Transmission

Securities and Exchange Commission
Division of Corporate Finance
Washington, DC 20549
Mail Stop 3561

Attn: Mara L. Ransom

Re:	Bella Trading Company, Inc.
Revised Preliminary Proxy Statement on Schedule 14A
Filed May 16, 2007
File No. 333-121034

Dear Ms. Ransom:

Bella Trading Company, Inc., a Colorado corporation (“Company”) has received and reviewed your letter dated May 3, 2007, regarding the Company’s Revised Preliminary Proxy Statement on Schedule 14A (“Schedule 14A”) filed May 16, 2007 with the Securities and Exchange Commission (“Commission”).

The purpose of this letter is to respond, in writing, to the questions, comments and requests for information specified in your comment letter dated May 18, 2007, and to key those responses to the revisions and additions specified in Amendment No. 2 to Schedule 14A.

The headings and provisions of this letter, which are numbered, are intended to correspond and respond to the headings and order of the paragraphs in your letter.

Revised Preliminary Proxy Statement on Schedule 14A

General

1.
The Company has revised its disclosure to confirm that the Company has no plans, proposals or arrangements to issue any of the newly authorized shares to acquire a going business or the assets of a going business.

Securities and Exchange Commission
Ms. Mara Ransom
May 30, 2007

Purpose of change in name….page 7

2.
The Company has revised its disclosure to clarify that the Company’s new business plan is to acquire oil and gas properties for exploration and development with the intent to determine the feasibility of drilling at those properties with success. The Company has revised its disclosure to specify that “project” means property and to explain how the Company intends to identify those properties.

Moreover, the Company herewith acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Hopefully, this response letter and Amendment No. 2 to Schedule 14A adequately address the issues raised in your comment letter dated May 18, 2007. Of course, if you should require any additional information or clarification, please do not hesitate to contact the undersigned.

Your assistance in this matter is greatly appreciated. Thank you.

Sincerely,

Bella Trading Company, Inc.

/s/ Joseph Young
Joseph Young President